UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

XWELL, INC.

Full name of Registrant

Former Name if Applicable

254 West 31st Street, 11th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XWELL, Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) within the prescribed time period. Additional time is needed for the Company to compile and analyze supporting documentation in order to complete its financial statement preparation and review process to finalize the Form 10-K. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ezra T. Ernst	646.389.3412
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

Special Note Regarding Forward-Looking Statements. The statements included in or incorporated into this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, expected filing date of the Form 10-K, and the completion of matters necessary to permit filing by the extension deadline, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include: (i) unanticipated factors that may delay the Company’s completion of its Form 10-K; (ii) the preliminary nature of the financial results contained in this Form 12b-25 and the possibility that such results could materially change as they are finalized and audited; and (iii) other factors described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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XWELL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2025	By:	/s/ Ezra T. Ernst
Name: Ezra T. Ernst
Title: Chief Executive Officer

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Annex A (Pursuant to Part IV, Question 3)

The Company expects to report total revenue of approximately $33.9 million for the year ended December 31, 2024, consisting of approximately $18.3 million in revenue from its XpresSpa segment, $13.1 million from its XpresTest segment, $2.1 million from its Naples Wax segment and $0.4 million from its Treat segment, compared to total revenue of $30.1 million for the year ended December 31, 2023, consisting of $19.1 million in revenue from its XpresSpa segment, $9.9 million from its XpresTest segment, $0.7 million from its Naples Wax segment and $0.4 million from its Treat segment. The increase in revenue was due to the full year operations of the acquired Naples Wax segment in 2024 as compared to 2023 and an increase in XpresTest’s revenue through contract renewals in 2024 in relation to the bio surveillance monitoring program with the CDC in collaboration with Concentric by Ginkgo Bioworks. The Company also expects to report total impairment loss of approximately $4.5 million for the year ended December 31, 2024 consisting of approximately $1.7 million of impairment loss of long lived assets and approximately $2.8 million of impairment loss of operating lease right-of-use assets from its XpresSpa segment and Treat segment, compared to total impairment loss of $4.8 million for the year ended December 31, 2023, consisting of $3.9 million of impairment loss of long lived assets from its Treat segment and XpresTest segment and approximately $0.9 million of impairment loss of operating lease right-of-use assets from its Treat segment.

The Company believes that the results contained herein, are materially correct, however, certain amounts in the financial statements could be revised when the Company files its Annual Report on Form 10-K.

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